PRESS RELEASE - PRESS RELEASE - PRESS RELEASE - PRESS RELEASE - PRESS RELEASE

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EVEREST INVESTORS 14, LLC
155 N. Lake Avenue, Suite 1000
Pasadena, CA  91101

CONTACT: Chris Davis or Stacey McClain of Everest Properties II, LLC
         (626) 585-5920


FOR IMMEDIATE RELEASE


     PASADENA, CALIFORNIA, February 12, 2004 - EVEREST INVESTORS 14, LLC today announced that it has extended the expiration date of its outstanding tender offer for limited partnership interests in Wilder Richman Historic Properties II, L.P. The expiration date for the tender offer has been extended to 5:00 p.m., Los Angeles time, on Friday, February 27, 2004. The offer was previously scheduled to expire at 5:00 p.m., Los Angeles time, on Friday, February 20, 2004. Everest reported that approximately 48.5 units have been deposited to date in response to the offer.